NEWS RELEASE No. 01-09

March 27, 2009

ASX Symbol - AGY

Burundi Arbitration

Argosy Minerals Inc (“Argosy”) has learned that the Government of Burundi awarded a three year exploration license over the Musongati, Nyabikere and Wagga deposits to a third party.  Consequently, its subsidiary Andover Resources NL (“Andover”) has decided to discontinue the arbitration proceedings it commenced under the Rules of the International Chamber of Commerce in Paris against the Government of Burundi.  These proceedings were launched with the aim of securing Andover’s right to proceed with exploration of these deposits.

Argosy considers that the Burundian government’s decision is against the spirit of the arbitral proceedings:  it effectively forecloses one of the principal heads of relief sought, being a declaration that Andover’s license in respect of these deposits was in full force and effect.  At the same time, the conduct of the Burundian government confirmed longstanding suspicions that the Government of Burundi was unlikely to honour an arbitral award of damages, if Andover were to win this head of claim.

Furthermore, with the deteriorating world economic climate and, in particular, the dramatic fall in the price of nickel as well as the recent closure of the Ravensthorpe Nickel Project in Australia, the Musongati project is likely totally uneconomic and incapable of being fulfilled at this time.  In this context, the inevitable conclusion was that it would not be sensible or profitable to continue with the arbitration at this time.

The Directors of Argosy have, for some considerable period of time, been actively pursuing other opportunities and will continue to do so, well aware of the risk profile of these opportunities as and when they arise.

ON BEHALF OF THE BOARD

Peter Lloyd

Chief Executive Officer

For further information contact:

Peter H Lloyd, CEO	Cecil R Bond, Director
Argosy Minerals Inc Level 2, Suite 10 57 Labouchere Road South Perth, WA, 6151 Australia Telephone: 61-8-9474-4178 Email: peter.lloydl@argosyminerals.com.au	Argosy Minerals Inc. 21658, 50B Avenue Langley, British Columbia V3A 8W8 Canada Telephone: 1-604-418-5411

CAUTIONARY STATEMENT

The Australian Stock Exchange has neither approved nor disapproved the contents of this News Release.  This News Release includes certain “forward-looking statements” within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934, as amended.  All statements, other than statements of historical fact, included in this release, including, without limitation, statements regarding potential mineralization and reserves, exploration results, and future plans and objectives of Argosy, are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.  Important factors that could cause actual results to differ materially from Argosy’s expectations are disclosed under the heading “Risk Factors” and elsewhere in Argosy’s documents filed from time to time with the Australian Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.  All subsequent written and oral forward-looking statements attributable to Argosy or persons acting on its behalf are expressly qualified in their entirety by this notice.